Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Silicom Ltd.:

We consent to the incorporation by reference in registration statements No. 333-149144, No. 333-185230, No. 333-193034 and No. 333-249717 on Form S-8 of our report dated March 15, 2021, with respect to the consolidated balance sheets of Silicom Ltd. and its subsidiaries as of December 31, 2019 and 2020, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2020, which report appears in the December 31, 2020 annual report on Form 20-F of Silicom Ltd.

/s/ Somekh Chaikin
Somekh Chaikin
A member firm of KPMG International

Tel Aviv, Israel

April 28, 2021